Exhibit 99.5
Note: Certain material has been omitted from this Second Amended and Restated Trademark License Agreement in accordance with a request for confidential treatment submitted to the Securities and Exchange Commission. [*****] indicates omitted material. The omitted material has been filed separately with the Securities and Exchange Commission.
EXECUTION COPY
VIRGIN ENTERPRISES LIMITED
and
VIRGIN MOBILE USA, L.P.

SECOND AMENDED AND RESTATED TRADEMARK
LICENSE AGREEMENT

THIS SECOND AMENDED AND RESTATED TRADEMARK LICENSE AGREEMENT (this Agreement) is signed on July 27, 2009 (the Signing Date),
BETWEEN
VIRGIN ENTERPRISES LIMITED (Company Number 01073929) a company incorporated in England whose registered office is at The School House, 50 Brook Green, London W6 7RR, England (VEL); and
VIRGIN MOBILE USA, L.P., a Delaware limited partnership, with a principal place of business at 10 Independence Boulevard, Warren, New Jersey 07059 whose registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, United States of America (the Licensee) (VEL and the Licensee collectively the Parties and each a Party).
RECITALS
     WHEREAS, VEL is the beneficial and title owner of the Marks (as defined below), and has agreed to grant the Licensee a license to use the Marks on the terms and conditions of this Agreement;
     WHEREAS, on October 4, 2001 the Parties entered into a trademark license agreement, (as amended, the Original Trademark License Agreement) whereby VEL granted the Licensee the right to use the Marks in accordance with the terms and conditions set forth therein, and on October 16, 2007, the Parties amended and restated the Original Trademark License Agreement in its entirety (the Prior Agreement);
     WHEREAS, pursuant to amendment letter dated July 9, 2009 (the Amendment Letter), the Parties further amended the Prior Agreement;
     WHEREAS, the Licensee has recently requested a license to use the Marks (in the form of the Names) to provide mobile Internet Access services to consumers via dongles, data cards or other wireless networking adaptors;
     WHEREAS, concurrently with the execution of this Agreement, Sprint Nextel Corporation (Parent), Sprint Mozart, Inc. and the Licensee are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the Merger Agreement);
     WHEREAS, as a result of the transactions contemplated by the Merger Agreement, the Licensee will become a wholly-owned subsidiary of Parent, and Parent intends to benefit from the Licensee’s continued use of the licenses granted pursuant to this Agreement;
     WHEREAS, the Parties hereto desire to enter into this Agreement to modify the rights and obligations of the Parties under the Prior Agreement as set forth herein and with effect from the Effective Date (as defined below), and shall amend and restate and replace the Prior Agreement and the Amendment Letter in their entirety; and

     WHEREAS, the Parties are entering into this Agreement concurrently with the execution and delivery of the Merger Agreement, it being acknowledged and agreed that the rights and obligations hereunder shall be conditioned upon the consummation of the Closing (as defined in the Merger Agreement).
     NOW THEREFORE, for the mutual promises herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
DEFINITIONS
1.1 In this Agreement, the Recital above and the Schedules and Exhibits to it, the following terms shall have the following meanings.
Accessories means those accessories listed in Schedule 3 and any others used in conjunction with Wireless Devices which are otherwise agreed in writing between the Parties;
Additional Customer Royalty has the meaning set forth in Clause 4.1.1;
Additional Customer Royalty Rate means, with respect to any Additional Customer Royalty, the product obtained by multiplying (x) US$0.50 by (y) the Cumulative CPI as of the date on which such Additional Customer Royalty is payable; provided, however, that in no event shall the Additional Customer Royalty Rate exceed $0.70;
Additional Name means any V Mark or other mark or logo which VEL permits the Licensee to use at the Licensee’s request pursuant to Clause 3.7;
Additional Site means any additional domain name incorporating a Mark, including those set forth in Schedule 4 which VEL permits the Licensee to use at the Licensee’s request pursuant to Clause 3.7;
Adjacent Services means any goods or services (i)(A) that are replacements or reasonable substitutes for Wireless Services or Wireless Devices currently offered or planned to be offered by the Licensee or Parent and its Affiliates or (B) for which Wireless Services or Wireless Devices that are currently offered or planned to be offered by the Licensee or Parent and its Affiliates are replacements or reasonable substitutes and (ii) either currently, or reasonably considered over time to have a material adverse impact on the sales of goods or services currently offered or planned to be offered by the Licensee or Parent and its Affiliates;
Adult Content means the provision of content and services that are specifically targeted to, and should only be able to be received by, customers over the age of 18;
Advertising Supported Services means advertising supported services in the form of (i) free airtime in return for the viewing of advertising; or (ii) mobile Content Services offered at free or reduced rates in return for the inclusion of interstitial advertising;
Affiliate means any entity, directly or indirectly, Controlling, Controlled by or under common Control with an entity;

Ancillary Wireless Devices means devices that include access to Wireless Services whose primary purpose or functionality is not to access, or is not reliant on access to, Wireless Services. For the avoidance of doubt, the definitions of “Ancillary Wireless Devices” and “Wireless Devices” are intended to be, and shall be construed as being, mutually exclusive;
Average Parent Stock Price has the meaning set forth in the Merger Agreement;

Branded Content Services means all
(a)	Messaging Services;

(b)	Customer Support Services;

(c)	Advertising Supported Services;

(d)	Value Added Services;

(e)	graphics and wallpaper images provided that such graphics and wallpaper images shall not include any images which, in the reasonable opinion of VEL, could be considered to be offensive, derogatory or sexually explicit;

(f)	wireless Internet search engine services;

(g)	calendar and contact applications, including but not limited to applications that permit sharing of calendar and contact information, between Wireless Devices and other devices such as personal computers; and

(h)	Information Services;
including location-based services related thereto, and whether transmitted in real time or not. For the avoidance of doubt, Branded Content Services shall exclude all Non-Branded Content Services;
Brand Values means the following values as represented and embodied by the Virgin brand and which reflect Virgin’s position as “the consumer’s champion”: (a) fun; (b) value for money; (c) quality; (d) innovative; (e) competitive challenge (to existing markets and monopolies); (f) brilliant customer service; and (g) straightforward, accessible, easy to use products and services;
Breaching Party has the meaning set forth in Clause 9.2;
Business Day means any day (excluding Saturdays and Sundays) on which the United States Postal Service is open for business;
Content Services means all Branded Content Services and Non-Branded Content Services;
Control means the power to vote more than 50% of an entity’s voting interests or ownership of more than 50% of an entity’s beneficial interests in income or capital;

CPI has the meaning set forth in Clause 4.1.2;
Cumulative CPI means, with respect to any date, the product of one (1) plus the rate of CPI inflation (whether positive or negative) for each of the full calendar years during the Term preceding such date;
Cure Period has the meaning set forth in Clause 9.2(b);
Customer Royalty Base has the meaning set forth in Clause 4.1.1;
Customer Royalty Threshold has the meaning set forth in Clause 4.1.1;
Customer Support Services means all support services, including information about Products and services, technical support, and billing assistance offered to current or prospective Wireless Customers by the Licensee (including without limitation through call centers and through the Licensee’s Site) in relation to the Licensed Activities;
Default has the meaning set forth in Clause 9.2;
Designated Officers has the meaning set forth in Clause 14.11(c);
[*****]
Dispute has the meaning set forth in Clause 14.11;
Effective Date means the date of the Effective Time (as defined in the Merger Agreement);
Escalation Request has the meaning set forth in Clause 14.11(c);
Excess Inflation Amount has the meaning set forth in Clause 4.1.2;
Extended Period has the meaning set forth in Clause 9.1.3;
Extended Period Royalty Cap means, with respect to any Extended Period, the product obtained by multiplying (x) five (5) by (y) the product obtained by multiplying US$6,000,000 by the Cumulative CPI as of the date on which the applicable amount is to be paid. For illustrative purposes, assuming a payment in the eighteenth year of the Term and a CPI rate of 2.5% in each year of the Term prior to such eighteenth year, the applicable payment amount would be calculated as follows: P = 5 x $6,000,000 x ((1+0.025)17);
Fixed Network means a public switched telecommunications system which supports the transfer of messages between fixed locations where the customer access to communications services has no wireless component but is solely over a fiberoptic, copper wiring or similar non-wireless fixed wiring to the customer’s premises;
Game Services means all video or personal computer games, online games of chance and/or skill and interactive entertainment game products;

Gross Sales means the total amount received by the Licensee in connection with the carrying on of the Licensed Activities and minus any such amounts that reflect surcharges levied on Wireless Customers for regulatory fees, taxes and administrative costs associated with any of the foregoing other than any such fees, taxes or administrative costs levied by the Licensee or any of its Affiliates which are not ultimately paid to a Third Party;
Information Services means services, and the content of services, provided by any person that involve solely the delivery of information, opinion or editorial material, including information relating to domestic and international news, movies, music, entertainment, television, radio, professional or participatory sports, leisure activities and interests, and U.S. city-based listing services covering local events, film, television, radio and local entertainment;
Integrated Action Team has the meaning set forth in Clause 14.11(a);
Initial Term has the meaning set forth in Clause 9.1;
Internet Access means the provision of a service aimed primarily at persons within the Territory that affords to subscribers of that service access to the Internet whether with or without other services;
Kiosk means any temporary, mobile cart or similar vehicle which is intended for use in shopping malls or similar retail environments, the primary purpose of which is the sale of Products (but which may also sell other generic, third-party or Affiliate wireless products and/or wireless accessories);
Law means any statute, law, ordinance, rule or regulation of any governmental entity;
Licensed Activities means those activities referred to in Clauses 3.1 and 3.3;
Licensee’s Site means the website located at the URL virginmobileusa.com and any successor websites thereto or any other website approved in writing in advance by VEL from time to time;
mark means a trademark, service mark or other indicator of source;
Marks means:
(a)	those marks which are registered to VEL or which are or may be in the future the subject of a pending application for registration in the name of VEL, short details of which are contained in Schedule l;

(b)	the Virgin Signature and the Virgin Name;

(c)	any V Mark or other marks that VEL permits the Licensee to use pursuant to Clause 3.7;

(d)	other applications for registration of any of the marks referred to in (a), (b) and (c) above which may be made by VEL pursuant to this Agreement and any resulting registrations; and

(e)	common law and unregistered rights in, and trade names approved by VEL consisting of or containing, the marks referred to in (a), (b) and (c) above;
Messages mean any sign, signal, writing, image, sound, or intelligence of information of any nature capable of transmission by wireless telecommunications;
Messaging Services means (i) text or short messaging (SMS); (ii) instant messaging (IM); (iii) multimedia messaging (MMS), including but not limited to picture messaging; (iv) group or chat messaging services; (v) any means for the provision of an email or mobile phone number address to a person using the URL virginmobileusa.com or such other email address format as may be approved in advance by VEL; and (vi) a web subscriber address facility or other unified messaging application that allows persons to access any or all of the foregoing messaging services, in each case to enable persons to create, send and receive email, mobile media and/or messages; access and save email mobile media and/or messages and group lists; search email, mobile media and/or messages, manage electronic address books, and access other services incidental thereto; and (vii) other services that transfer Messages to or from persons via Wireless Services;
Music Content Services means all radio broadcasting services, publishing or performing and offering for download musical works, publishing or performing and offering for download music videos or being a recording label;
Names means the following names only: (a) Virgin Mobile USA; (b) Virgin Mobile; (c) VirginXL, Virgin XL and VXL, subject to Clause 3.5.1(b); (d) VirginXtras or Virgin Xtras, subject to Clause 3.5.1(b); (e) Virgin Alerts, subject to Clause 3.5.1(b); (f) Virgin Mobile Sugar Mama or Sugar Mama (for use solely in connection with Advertising Support Services); (g) any Additional Names; (h) Virgin Mobile Stash (for use solely in connection with Stored Value Cards); (i) VAM; (j) Virgin2Virgin, subject to Clause 3.5.1(b); (k) VM (solely in connection with Clause 3.1(o)); (l) the Virgin Signature instead of the word “Virgin” in any Name; (m) Virgin Mobile Broadband2Go; (n) Virgin Mobile LIFE; and (o) Studio V;
Negotiation Election Notice has the meaning set forth in Clause 3.4.3;
Non-Branded Content Services means:
(a)	Adult Content;

(b)	social networking services;

(c)	mobile user-generated content services;

(d)	electronic data services and applications, Internet services and applications, electronic commerce, services encompassing the exercise of any rights under copyright in all works of authorship (except for Music Content Services);

(e)	dating services and personal advertisements;

(f)	Music Content Services;

(g)	Game Services;

(h)	mobile banking applications;

(i)	any services which would qualify as “Branded Content Services” but for the fact that they are offered by the Licensee without using the Names; and

(j)	subject to VEL’s prior approval (which approval shall not be unreasonably withheld), other unbranded content, services and applications used in connection with Wireless Devices or Wireless Services;
Percentage Royalty Year means any year within a Phase Out Period;
Phase Out Period has the meaning set forth in Clause 4.1.3(b);
Phase Out Use means, with respect to any date or time, use of the Names (a) to market the Licensed Activities for six (6) months from such date or time at a level no greater than past practice and (b) to provide services to Wireless Customers of the Licensee for twenty four (24) months from such date or time;
Products means Wireless Devices, Accessories, Wireless Services, Stored Value Cards, Vouchers, Branded Content Services, Non-Branded Content Services, provision of access to Content Services, Internet Access, and Roaming Services, which in all instances other than with respect to Non-Branded Content Services, are branded with the Names;
Proposed Device Use has the meaning set forth in Clause 3.4.4;
Proposed Device Use Proposal has the meaning set forth in Clause 3.4.4;
Proposed Services License has the meaning set forth in Clause 3.4.3;
Proposed Services License Proposal has the meaning set forth in Clause 3.4.3;
Renewal Term has the meaning set forth in Clause 9.1.2;
Resolution Request has the meaning set forth in Clause 14.11(a);
Retail Activities means the sale of any Products (and at the Licensee’s option, other generic, third-party or Affiliate wireless products and/or wireless accessories) through: (a) the physical Retail Stores or Kiosks branded and owned or managed by Third Parties; (b) physical Retail Stores and Kiosks branded with the Names; and (c) the Internet, mail order or telesales, online and all other forms of direct sales routes;
Retail Store means any fixed, permanent retail establishment or environment (whether stand alone or forming a concession within a larger retail outlet, but not including Kiosks) the primary purpose of which is to sell Products or Affiliates’ products of the type covered in Products (but which may also sell other generic, third-party or Affiliate wireless products and/or wireless accessories);

Roaming Services means services offered to Wireless Customers by the Licensee which permit Wireless Customers to use their Wireless Devices outside the Territory through agreements with Third Party providers to access such Third Party’s equivalent services when outside of the Territory;
ROFR Negotiation Period has the meaning set forth in Clause 3.4.3;
Royalties means the payments described in Clause 4;
Second Initial Term has the meaning set forth in Clause 9.1.1;
Stored Value Card means a re-loadable, pre-paid debit or stored value card to be used by Wireless Customers for the purchase of goods and services, including Products, and may allow Wireless Customers to earn points or credits redeemable for Products;
subsidiary and holding company shall be construed in accordance with Section 736 of the Companies Act 1985;
Term has the meaning set forth in Clause 9.1;
Territory means the United States of America, the US Virgin Islands and Puerto Rico;
Third Party means any person or entity that is not a Party or an Affiliate of a Party to this Agreement;
TM Guidelines means the guidelines approved by VEL in relation to the permitted form, manner and context in which the Marks may be used, as amended from time to time, which include the Virgin Brand Book, the Little Red Book, the Direct Selling Guidelines, Outsourcing Guidelines, Offshore Guidelines set out in Exhibit A;
V Mark means any mark that:
(a)	includes the letter ‘V’ as a predominant element, including V-NET or V.SHOP; or

(b)	includes ‘V’ in its stylized form;
Value Added Services means all voicemail, caller identification, directory assistance, call forwarding, conference calling and digital mobile fax services, and any other services approved by VEL from time to time, in each case primarily to enhance Wireless Services;
Virgin Entity means any of:
(a)	any company which has been authorised to use the Virgin Name by VEL or by any licensee of VEL from time to time; and/or

(b)	a company which is a direct or indirect subsidiary or holding company of VEL or a direct or indirect subsidiary of that holding company;

Virgin Mobile Stash Card means a Stored Value Card branded with the Marks in the form of the Name “Virgin Mobile Stash” or other Name approved in advance by VEL;
Virgin Name means the name “Virgin”, including all translations or transliterations thereof, and any name consisting of the Virgin Name in combination with additional elements as a composite name in each case, other than any Names;
Virgin Signature means the “Virgin” signature set out in Schedule 2 and any future signature or design provided by VEL, including all translations or transliterations thereof, and any name consisting of the Virgin Signature in combination with additional elements as a composite name in each case, other than any Names;
Vouchers means physical or electronic vouchers or top-up cards for the payment for usage of Wireless Services or Content Services in the Territory;
Wireless Content Vending Platform means a portal the primary purpose of which is to distribute and access Content Services for use primarily on Wireless Devices. The portal may also offer such secondary versions of such Content Services for use other than on Wireless Devices such versions offering administrative, back-up, configuration and enhanced functionality.
Wireless Customer means a person who utilizes Wireless Services provided under and by reference to the Names and who remains a current customer of the Licensee at the relevant time;
Wireless Devices means multifunctional devices whose primary purpose or functionality is to access, or is primarily reliant on access to, Wireless Services (by way of example, but without limitation in any respect, mobile telephone handsets, smartphones, dongles/ air cards, netbooks, handheld electronic book reader such as the Amazon Kindle device, femtocell devices and future generations of such devices and does not include devices which are customarily primarily reliant on side loading as opposed to Wireless Services for their functionality such as laptops, or electronic book readers which do not have wireless access). For the avoidance of doubt, the definitions of “Ancillary Wireless Devices” and “Wireless Devices” are intended to be, and shall be construed as being, mutually exclusive;
Wireless Licensed Activities has the meaning set forth in Clause 3.4.5;
Wireless Network means a communications system that carries or is capable of carrying Messages via a wireless spectrum exclusively licensed by a governmental authority and where a segment of the connection between the customer’s access point to the system is wireless. For clarification, a Wireless Network (i) may include a fixed-wire back-haul including a public switched telecommunication network or any interconnection with a Third Party Fixed Network and (ii) is not intended to include a fixed-wire modem with a wifi network connected to the modem except to the extent they include femtocell capability provided that such femtocell capability involves the carriage of Messages via such wireless spectrum; and
Wireless Services means radio communication services comprising both one-way and two-way radio communication of Messages conducted through a Wireless Network.

1.2	The Schedules and Exhibits form part of the operative provisions of this Agreement and references to this Agreement shall, unless the context otherwise requires, include references to the Schedules and Exhibits.
1.3	For the avoidance of doubt the recitals do not form part of the operative provisions of this Agreement.
1.4	The index to and the headings in this Agreement are for information only and are to be ignored in construing the same.
1.5	The Parties acknowledge and agree that:
(a)	each of them has fully considered the language, terms and provisions of this Agreement; and

(b)	this Agreement has been drafted by both Parties and ambiguities in it, if any, shall not be construed against the drafter of any particular Clause.
1.6	The term “including” shall be deemed to mean “including without limitation”.
1.7	A covenant by a Party to refrain from taking any action shall be deemed to include a covenant not to assist, allow or permit another person to take such action whether or not such additional covenant is specifically set forth herein.
ACKNOWLEDGEMENTS
2.1	The Licensee acknowledges that:
(a)	as between the Parties, all rights in the Marks belong to VEL;

(b)	the Licensee shall not acquire or claim any title to any of the Marks by virtue of the rights granted to it by this Agreement or through its use of the Marks or any V Mark which is the same or confusingly similar to an existing trademark of VEL either before or after the date of this Agreement;

(c)	the Licensee shall not at any time do or omit to do anything which is reasonably likely to prejudice VEL’s rights in the Marks;

(d)	all goodwill generated by use of the Marks or any V Mark by the Licensee shall at all times be deemed to have accrued to VEL; and

(e)	any rights accrued to the Licensee through use of the Marks or any V Mark, including but not limited to any mixed brand rights shall be deemed to have accrued to VEL.
2.2	VEL acknowledges that the Licensee is free to use or register in its own name any mark other than a mark which is: (i) one of the Marks; (ii) a V Mark which is the same or confusingly similar to an existing trademark of VEL; (iii) confusingly similar to either (i)

or (ii); or (iv) a combination mark that contains any of the marks referred to in this Clause 2.2 as a composite mark.

2.3	VEL acknowledges that all goodwill generated by use or registration of a mark by the Licensee in its own name as permitted under Clause 2.2 and the other terms and conditions of this Agreement shall at all times be deemed to have accrued to the Licensee.
GRANT
3.1 Exclusive License Grant
With effect from the Effective Date, in consideration of the Royalties and the covenants and undertakings contained in this Agreement, and subject to the provisions of Clauses 3.4 through 3.11 herein, VEL grants to the Licensee an exclusive (even as against VEL) license to use the Names in the Territory for the Term in accordance with the terms and conditions of this Agreement:
(a)	in relation to the provision of Wireless Services and Wireless Devices generally targeted to customers or potential customers in a manner consistent with the Brand Values;

(b)	subject to the remaining terms of this Agreement, to do all acts the doing of which falls within the exclusive rights of the proprietor of marks in the Marks in connection with the carrying on, provision, marketing, advertising, sale, sponsorship merchandising and promotion of the Licensed Activities;

(c)	as part of the Internet domain names for the Licensee’s Site and Additional Sites in connection with the carrying on and provision of the Licensed Activities;

(d)	in relation to Retail Activities; provided that the Licensee shall obtain the prior written approval of VEL (in VEL’s reasonable discretion) in advance of opening its first Retail Store and Kiosk, and any subsequent Retail Store or Kiosk that materially departs from the appearance, look and feel, size, retail environment or operation thereof;

(e)	to provide any Wireless Content Vending Platform to Wireless Customers;

(f)	to provide Roaming Services to Wireless Customers;

(g)	to provide Wireless Customers with Internet Access via a Wireless Device using Wireless Services;

(h)	on or in relation to Vouchers and Stored Value Cards, including the Virgin Mobile Stash Card provided to Wireless Customers;

(i)	on or in relation to Accessories sold to Wireless Customers, provided that the Accessories are solely intended for use in conjunction with Wireless Devices;

(j)	on or in relation to advertisements in any media (including, advertisements on the Internet, including social networking services and advertisements for or on the Licensee’s Site and Additional Sites), promotional brochures, marketing and other materials in relation to the Products and the Licensed Activities or intended to increase awareness of the Names;

(k)	on or in relation to promotional merchandise in connection with the carrying on and provision of the Licensed Activities, provided that such promotional merchandise is only distributed free of charge (but not including charges in connection with use of the Products or Licensed Activities provided by the Licensee) by the Licensee and not by way of commercial or retail sale;

(l)	on or in relation to promotional events in relation to the Products and the Licensed Activities generally intended to increase sales of the Products or awareness of the Names, including but not limited to parties, tours, sponsorships and stunts;

(m)	as part of its business, trading or registered company name (including without limitation as a stock ticker on an internationally recognized stock exchange) and to use the same on headed note paper and other corporate materials and communications which, in the ordinary course of business, bear such company name in the Territory, provided that when used as a registered company name such name is always initially followed by the relevant company denotation (e.g., LLC) for the relevant type of company;

(n)	on or in relation to the provision of Wireless Device replacement, recycling, insurance or repair services to Wireless Customers, provided that, for the avoidance of doubt, this will prevent VEL or any other Virgin Entity from supplying or providing mobile phone insurance under the Names;

(o)	in promoting, as part of the Wireless Services, the availability of automobile breakdown recovery services offered by Third Parties, provided that such use shall extend to the Licensee promoting the phone number for such assistance only and the Licensee shall not use and shall not permit the Names to be used by the Third Party provider of the breakdown recovery services;

(p)	on Branded Content Services provided to Wireless Customers, but for the avoidance of doubt, not on Non-Branded Content Services; or

(q)	in relation to the provision of wireless (not Fixed Network) Internet Access services specifically targeted at non-corporate customers and potential non-corporate customers via dongles, data cards or other wireless networking adaptors which are designed primarily for use with laptop computers, desktop computers, and other portable computing or communications devices.
3.2 Additional Covenants.
(a)	If, at any time, VEL or a VEL licensee grants to any Wireless Services provider in the Territory the right to offer any content, application or service equivalent to Content

Services, VEL shall or shall use its commercially reasonable efforts to cause such licensee to offer the Licensee such content, application or service on substantially similar terms in all material respects as those offered to such Wireless Service provider.
(b)	During the Term, VEL shall not, and shall cause its licensees not to, offer an exclusive license to any services equivalent to Content Services to any provider of Wireless Services; provided however to the extent any such licensee is bound by an agreement in force as of the Effective Date which provides the licensee with the right to offer an exclusive license to such service equivalent to Content Service VEL shall use its commercially reasonable efforts to (i) cause such licensee not to offer an exclusive license to such service equivalent to Content Service and (ii) attempt to modify such existing agreement as soon as practicable to comply with the foregoing covenant.

(c)	From time to time VEL may propose to the Licensee the opportunity for VEL or VEL’s licensees to offer any services equivalent to Content Services on the Licensee’s Wireless Content Vending Platform and the Licensee will consider such opportunity in good faith.
3.3 Use of Virgin Name and Virgin Signature Alone
Subject to Clause 3.10, with effect from the Effective Date, in consideration of the Royalties and the covenants and undertakings contained in this Agreement, VEL grants to the Licensee an exclusive (even as against VEL) license to use the Virgin Name and/or the Virgin Signature on Wireless Devices (including on both the mobile device and liquid crystal display of such Wireless Devices) which are available via Parent’s Wireless Network in the Territory for the Term, on the terms and conditions of this Agreement.
3.4 Limitations on VEL

3.4.1	Subject to Clause 3.1, nothing in this Agreement shall prevent VEL or any of its licensees from using or licensing another person to use the Virgin Name, Virgin Signature or any V Mark (but for the avoidance of doubt not any of the Names) in the Territory in any other way including in relation to promoting, selling, conducting or offering their own business, goods and/or services (including providing remote access to such businesses, goods and services to customers) with reference to the Virgin Name, Virgin Signature or V Marks, via any Wireless Services or Wireless Devices provided that such references are reasonably related to the goods and/or services to which such person is licensed to use the Virgin Name, Virgin Signature or any such V Mark.

3.4.2	Subject to Clauses 3.1, 3.2, 3.3, 3.4.6 and 3.6, nothing in this Agreement shall prevent VEL or any of its licensees from using or licensing another person to use the Virgin Name, Virgin Signature or any V Mark (but for the avoidance of doubt not any of the Names) in the Territory in any other way including in relation to:

(a)	providing telecommunications services on aeroplanes to passengers whilst in transit through telecommunications equipment within such aeroplane;

(b)	providing transmission of programs for the public by radio broadcast services;

(c)	retailing Wireless Devices or Accessories that are not branded with the Virgin Name or Virgin Signature; provided that (i) the sale of Wireless Devices is not the primary purpose of the retail establishment; and (ii) to the extent such retail establishment offers Wireless Devices for sale, VEL has used commercially reasonable efforts to ensure that such retail establishment can also offer for sale the Licensee’s Wireless Devices under similar terms and conditions;

(d)	selling Ancillary Wireless Devices; and

(f)	offer Content Services solely to Wireless Customers or members of the public at large in the Territory, including any which are accessible by a Wireless Device.

3.4.3	[*****] In addition, if at any time during the Term, VEL or any of its Affiliates receives a bona fide offer from a Third Party to use or license any marks containing the Virgin Name or Virgin Signature in the Territory for use in relation to any Adjacent Services (a Proposed Services License) and VEL intends to pursue such Proposed Services License, it shall first provide written notice to the Licensee of the fact of such Proposed Services License (the Proposed Services License Proposal). The Licensee shall have 15 days from the date of its receipt of such written notice to determine whether it wishes to negotiate for an exclusive license for such Adjacent Services in the Territory and shall provide written notice (the Negotiation Election Notice) of the same to VEL within such 15-day period. If the Licensee wishes to negotiate for such an exclusive license, for 60 days after VEL’s receipt of such Negotiation Election Notice (the ROFR Negotiation Period), VEL and the Licensee (or any of its marketing partners) shall negotiate exclusively in good faith towards an agreement for the Licensee (or any of its marketing partners) to have an exclusive license for such Adjacent Services in the Territory on the same or substantially similar terms as the Proposed Services License Proposal (or terms no less favorable to the Licensee (or any of its marketing partners) as to such Third Party offeror), and neither VEL nor any of its Affiliates shall discuss, communicate or negotiate with any other person regarding such rights during such time. If, at the expiration of such ROFR Negotiation Period, VEL and the Licensee (or any of its marketing partners) have not executed a binding agreement regarding such Proposed Services License (and VEL has acted in good faith and in compliance with this Clause 3.4.3 during such time), VEL (or the applicable rights holder) shall thereafter be free to negotiate an agreement with such Third Party offeror.

3.4.4	[*****] If, at any time during the Term, VEL or any of its Affiliates wishes to sell itself, or has received a bona fide offer from a Third Party to sell, any Ancillary Wireless Device using any mark containing the Virgin Name or Virgin Signature in the Territory (a Proposed Device Use) and VEL intends to pursue such Proposed Device Use, it shall first provide written notice to the Licensee of the fact of such Proposed Device Use (the Proposed Device Use Proposal). The Licensee shall have 15 days from the date of its receipt of such written notice to determine whether it wishes to negotiate for an exclusive license for such Ancillary Wireless Device in the Territory and shall provide a Negotiation Election Notice of the same to VEL within such 15-day period. If the Licensee wishes to negotiate for such an exclusive license, for the ROFR

Negotiation Period, VEL and the Licensee (or any of its marketing partners) shall negotiate exclusively in good faith towards an agreement for the Licensee (or any of its marketing partners) to have an exclusive license for such Ancillary Wireless Device in the Territory on the same or substantially similar terms as the Proposed Device Use Proposal (on terms no less favorable to the Licensee (or any of its marketing partners) as to VEL or any of its Affiliates or such Third Party offeror, as applicable), and neither VEL nor any of its Affiliates shall discuss, communicate or negotiate with any other person regarding such rights during such time. If, at the expiration of such ROFR Negotiation Period, VEL and the Licensee (or any of its marketing partners) have not executed a binding agreement regarding such Proposed Device Use (and VEL has acted in good faith and in compliance with this Clause 3.4.4 during such time), VEL (or the applicable rights holder) shall thereafter be free to pursue such Proposed Device Use for itself or any of its Affiliates or to negotiate an agreement with such Third Party offeror.

3.4.5	Subject to Clauses 3.4.1 and 3.4.2, VEL agrees that, except for any express exceptions in this Agreement, it shall not use or allow any other person to use the Virgin Name, Virgin Signature or any V Mark in the Territory in relation to (i) Wireless Services and Wireless Devices or (ii) the Licensed Activities set forth in Clauses 3.1 (a), (c), (d), (e), (f), (g), (h), (i), (n), (p), or (q) ((i) and (ii), collectively, the Wireless Licensed Activities).

3.4.6	VEL must make efforts to ensure that its activities or the activities of its licensees for Wireless Licensed Activities to licensees outside the Territory will not be targeted at persons in the Territory.
3.5 Limitations on use of the Marks
3.5.1	Except as expressly permitted by Clause 3.3,

(a)	nothing in this Agreement shall allow the Licensee to use the Marks in a form other than the Names or in a manner not expressly permitted by this Agreement without the prior written consent of VEL, such consent to be requested and determined as described in Clause 3.7 below; and

(b)	the Licensee shall not use the names “VirginXL” or “Virgin XL” and “VirginXtras” or “Virgin Xtras”, “Virgin2Virgin” and “Virgin Alerts” in any manner other than (i) in the liquid crystal display screens of Wireless Devices; or (ii) in conjunction with and in moderate proximity to the “Virgin Mobile” name and/or logo.

3.5.2	The Licensee shall, at all times during the Term, make genuine and bona fide use of the Names in relation to the Wireless Services and Wireless Devices, consistently pursue new customers on a national basis under the Names and use all reasonable efforts to actively promote, market and advertise such conduct of the Licensed Activities, provided that the sole remedy for breach of the foregoing shall be set forth in Clause 9.3(b).

3.5.3	Subject to Clause 3.5.2, for the avoidance of doubt, the Licensee shall not be prohibited from providing any Licensed Activities using a mark other than the Names or the

Marks, and the revenues and subscribers from such activities shall not be included in any Royalty calculation involving Gross Sales hereunder.

3.5.4

(a)	VEL and the Licensee recognise that Internet coverage is world-wide and agree that the Licensee’s Licensed Activities shall be specifically targeted at persons within the Territory only and that, subject to Clause 3.5.4(b) below, the Licensee shall not use the Marks in any form in relation to any of the Licensed Activities outside the Territory. For the avoidance of doubt, provided that Licensee is otherwise complying with the provisions of this Clause 3.5.4(a), it shall not be a breach of this Agreement by the Licensee if the Licensee’s Site or Additional Sites are accessed by individuals outside of the Territory; and

(b)	Nothing in this Clause 3.5.4 shall prevent the Licensee from using the Names (i) outside the Territory for the provision of Roaming Services (but only to the extent necessary to support the Roaming Services) to Wireless Customers of the Licensee whose home Network is in the Territory and, for the avoidance of doubt, shall not include the right to advertise the Names outside network is in the Territory; or (ii) on the Internet in a manner expressly authorised by this Agreement.

3.5.5	The Licensee shall not use the Marks or the Names in a manner so as to create an impression that it is itself the manufacturer, developer, creator or (otherwise than as intermediary or conduit) supplier of Non-Branded Content Services (including on invoices, marketing publications or other materials).

3.5.6	The Licensee acknowledges and undertakes that it shall not use the Marks or the Names in connection with providing any fixed non mobile telecommunication services utilizing metal, fiber optic or radio relay media. For the avoidance of doubt, where in relation to the provision of Mobile Voice and Data Services, if the Licensee conveys the message over a Fixed Network or interconnects with, or provides interconnection services to or receives interconnection services from any Third Party which are conveyed over a Fixed Network, such interconnection shall not be considered to be a provision of fixed telecommunication services for the purposes of this Clause.

3.5.7	The Licensee shall not be entitled to manufacture Wireless Devices and/or Accessories itself but shall be entitled to use reputable sub-contractors to do so on its behalf provided that:

(a)	the use of such sub-contractors complies with the obligations in Clause 7;

(b)	the Wireless Devices and/or Accessories comply with the quality control provisions contained in this Agreement, including, but not limited to, the provisions of Clause 5.3; and

(c)	the Wireless Devices and/or Accessories are manufactured for and intended to be used exclusively by Wireless Customers in the course of the Licensee’s carrying out of the Licensed Activities.

3.6 No Use of Similar Names
Without limiting Clauses 3.1 through 3.3, but subject to Clauses 3.8(c) and 3.10, VEL undertakes not to license, use or permit any person to use any of the Names or marks confusingly similar thereto (but not including the Virgin Name or Virgin Signature) on or in relation to any goods or services in the Territory. For the avoidance of doubt, it shall not be a breach by VEL of this Agreement if a Third Party imports Wireless Devices bearing the Virgin Mobile name, Virgin Name or Virgin Signature into the Territory through distribution channels other than those authorised or intended by VEL or any Virgin Entity, provided that VEL is otherwise in compliance with Clause 6.1 hereunder.
3.7 Use of Additional Names and Additional Sites
(a)	If the Licensee wishes to use:
(i)	any V Mark;

(ii)	any mark incorporating the word “Virgin” or a V Mark that is used outside of the Territory by a Virgin Entity engaged in the provision of Wireless Services outside of the Territory;

(iii)	any mark consisting of the Virgin Name or the Virgin Signature in combination with additional elements as a composite mark that is not a Name and not otherwise previously approved in writing by VEL; or

(iv)	the Virgin Name alone or Virgin Signature alone, in each case without additional elements;
in each case, other than the use of the Names as already permitted by this Agreement, it shall notify VEL and seek VEL’s consent in accordance with this Clause 3.7(a) prior to commencing use of the relevant mark. If VEL consents in VEL’s discretion (which VEL shall exercise reasonably, except in relation to a request under Clause 3.7(a)(iv), in which case VEL may withhold its consent at its absolute discretion) to the proposed use by the Licensee, it shall grant the Licensee by written notice to the Licensee a license to use the relevant mark on the terms and conditions applicable to the Names under this Agreement and the relevant mark shall, from the date of that grant, be deemed to be an “Additional Name” for the purposes of this Agreement;
(b)	If the Licensee wishes to use a URL containing any V Mark or the Virgin Name, in each case, other than the use of the Licensee’s Site as permitted by this Agreement, it shall notify VEL and seek VEL’s consent in accordance with this Clause 3.7(b). If VEL consents in VEL’s discretion (which VEL shall exercise reasonably) to the proposed use by the Licensee, it shall register such URL on behalf of the Licensee and grant the Licensee by written notice to the Licensee a license to use the relevant URL on the terms and conditions applicable to Additional Sites under this Agreement and the relevant URL shall, from the date of that grant, be deemed to be an Additional Site for the purposes of this Agreement;

(c)	If VEL specifies, in its reasonable discretion, the categories of goods and services with respect to which such Names or URLs may be used, the Licensee shall not use such Names or URLs in connection with any goods or services other than goods or services falling within such categories. If VEL withholds its consent pursuant to Clauses 3.7(a) and (b) above, it will explain in writing in reasonable detail the basis for its decision. If VEL fails to provide written notice of its decision within ten (10) Business Days of the request, the request will be deemed approved for purposes of this Clause 3.7(c). If VEL and the Licensee do not agree with respect to any such issue, either Party may escalate the matter as provided in Clause 14.11;

(d)	All costs relating to the registration and renewal of an Additional Name or an Additional Site in accordance with this Clause 3.7 shall be borne solely by the Licensee; and

(e)	The creation of any new design logos solely incorporating the Names shall be the responsibility of VEL or any Third Party nominated by VEL, provided that the Licensee shall give VEL at least two (2) months prior notice of its requirement for such a logo, and further provided that VEL shall consult with and liaise with the Licensee during the creation of such logos unless there are legitimate reasons (in VEL’s reasonable opinion) why VEL should not do so. In certain circumstances, VEL may delegate the creation of such logos to the Licensee provided that such logos shall comply with the TM Guidelines and the Licensee shall not make use of any such logos (including but not limited to use on headed note paper, business cards and any advertising, marketing or promotional purposes) unless VEL has given its prior written approval to the use of such logos (in its absolute discretion). Any approved new logo shall be deemed an “Additional Name” hereunder. This Clause 3.7(e) shall also apply in the case of any use of the Marks in relation to any co-branding of the Marks with the marks of any Third Party to the extent it is otherwise permitted under this Agreement.
3.8 Use on Internet and Similar Media
The Licensee acknowledges and agrees that:
(a)	the homepage of the website with the URL virginmobile.com (or any successor thereto or other website owned by VEL and using “virginmobile” with a different generic top level domain (gTLD)) shall, unless the Parties agree otherwise, contain a directory of and a hyperlink to the Licensee’s Site and to all licensees to whom VEL has granted rights to use the name “Virgin Mobile” in relation to the Licensed Activities within and outside the Territory;

(b)	the management, operation and content of the website with the URL virginmobile.com will be determined by VEL in consultation with the Licensee and the other licensees referred to in Clause 3.8(a);

(c)	VEL has granted and may continue to grant rights to use the Names (other than “Virgin Mobile USA”, “Virgin Mobile U.S.” and “Virgin Mobile United States”) to

Third Parties in relation to the Licensed Activities outside the Territory, including on the Internet or using other forms of technology and media that are by their nature accessible worldwide, in a manner such that those Names may be accessible to persons within the Territory, but VEL will not allow such entities or licensees to, and will not itself, specifically target customers for the Licensed Activities residing within the Territory;
(d)	the grant of the rights referred to in Clause 3.8(c) shall not be a breach of VEL’s obligations under this Agreement; and

(e)	a page of the Licensee’s Site shall include a hypertext link to virginmobile.com; provided that the Licensee shall have sole discretion regarding the placement and design of such link.
3.9 Websites and Hypertext Links
VEL acknowledges and agrees that:
(a)	the Licensee shall not be required to provide a hypertext link from the Licensee’s Site to any other licensee of VEL;

(b)	the homepage of the website with the URL virginmobile.com (or any successor thereto or other website owned by VEL and using “virginmobile” with a different gTLD) shall, unless the Parties agree otherwise, be a directory of all licensees to whom VEL has granted rights to use the name “Virgin Mobile” in relation to the Licensed Activities within and outside the Territory, and such homepage shall have a hypertext link on all such websites to the Licensee’s Site that is no less prominent in all material respects than any other link to any other mobile service provider using the name “Virgin Mobile”; and

(c)	once the link to the Licensee’s Site described in Clause 3.9(b) above is selected, the Licensee may configure the Licensee’s Site so that it permits a user of the website, if the user consents, to configure his or her Internet browser so that it defaults to the Licensee’s Site each time that browser accesses the URL virginmobile.cam.
3.10 Customer and Roaming Services within the Territory
The Licensee acknowledges that Third Parties or Affiliates licensed by VEL to use the Names outside the Territory may use the Names (other than “Virgin Mobile USA”) in the Territory (including without limitation, on a Wireless Device or Wireless Device display and in accordance with the provisions of Clause 3.8(c)) to provide services equivalent to the Roaming Services and Customer Support Services to their customers while such customers are in the Territory; provided that (i) such customers receiving such roaming services are normally resident outside of the Territory; and (ii) such licensees shall not advertise in the Territory.
3.11 Customer Service Levels
3.11.1 The Licensee agrees to use commercially reasonable efforts to:

(a)	ensure that its level of customer service and complaint handling reflect the Brand Values; and

(b)	conduct the Licensed Activities in accordance with honest and ethical business practices at all times whether dealing with employees, the public, the business community, shareholders, customers, suppliers, competitors, governmental and regulatory bodies.

3.11.2	From and after the Effective Date, the Licensee agrees to provide to VEL, or any party nominated by VEL, the customer satisfaction reports, complaints reports and other industry standard key operating metrics and data that have been (and are presently) provided to VEL by the Licensee prior to (or as of) the date of this Agreement.

3.11.3	At VEL’s request, the Licensee shall meet with VEL at least twice in each calendar year at the Licensee’s offices at VEL’s expense in order to review the exercise of the Licensee’s rights granted by this Agreement.

3.11.4	In the event that VEL believes in its reasonable discretion that Licensee is not in compliance with Clause 3.11.1 or 3.11.2, VEL shall so notify the Licensee in writing.

3.11.5	Licensee shall provide to VEL an action plan within twenty (20) Business Days of the notification provided pursuant to Clause 3.11.4 detailing how it plans to remedy such failures by VEL. VEL shall consider such action plan and within twenty (20) Business Days shall (acting reasonably) indicate in writing to the Licensee whether it agrees with such proposed action plan or whether it would like to see any modifications made to such action plan. Once an action plan has been agreed by the Parties following discussion in good faith, the Licensee shall use its commercially reasonable efforts to implement such action plan as soon as reasonably practicable.

3.11.6	If, sixty (60) days after an action plan is agreed pursuant to Clause 3.11.5, VEL believes that the Licensee has not taken sufficient steps to remedy any failures to comply with Clause 3.11.1, VEL shall so notify the Licensee in writing. If the Licensee does not take such sufficient steps within an additional thirty (30) days after receipt of such notice VEL shall have the right to terminate this Agreement immediately following initiation of the dispute resolution procedures starting at Clause 14.11(c). For the avoidance of doubt, the dispute resolution process outlined in Clauses 14.11(a) and 14.11(b) shall not apply if VEL elects to terminate this Agreement under this Clause 3.11.6.

3.11.7	Nothing in this Section 3.11 shall preclude either Party from initiating the dispute resolution procedures set forth in 14.11 concurrently with the foregoing.
3.12 Customer Dealings
(a)	The retention and use of personal data of Wireless Customers and members of the public by the Licensee shall at all times comply with the terms of the Direct Selling Guidelines incorporated in the TM Guidelines (as amended from time to time), relevant legislation (including but not limited to the Controlling the Assault of Non-Solicited Pornography and Marketing Act 2003) and regulations and best practice recommendations of regulatory bodies (including but not limited to the Federal Trade Commission and Federal Communications Commission) and nationally recognized industry-sponsored bodies (including but not limited to the Direct Marketing Association and Direct Selling Association).
(b)	The Licensee shall not (i) send any unsolicited marketing communications of any kind (including but not limited to email, SMS, text messaging, outbound telemarketing and mail) to those Wireless Customers or potential customers who have opted out of receiving such communications either directly with the Licensee or a Third Party from whom the Licensee has obtained personal data, and/or (ii) make telemarketing communications to any potential customers who have registered their telephone numbers with the Federal Trade Commission’s National Do Not Call Registry unless the Licensee has an existing business relationship with such potential customers.

3.13	The parties acknowledge, given the length of the Term, the license grants in Clause 3.1 with respect to any Wireless Devices or Wireless Services shall be construed broadly to include any successors or future generations of same at any time during the Term.
PAYMENT OF ROYALTIES
4.1	The Licensee agrees to pay VEL (or cause VEL to be paid) the following Royalties:

4.1.1	For the Initial Term (as defined in Clause 9.1), US$12,700,000 (the Initial Royalty Amount), payable on the Effective Date. Such amount may be paid, in the Licensee’s discretion (at the express instruction of Parent), (i) by wire transfer of immediately available funds or (ii) in the equivalent value of shares of Series 1 voting common stock, par value US$2.00 per share, of Parent, the number of which shall be determined by (x) dividing the Initial Royalty Amount by the Average Parent Stock Price, and (y) rounding down to the nearest whole share. The Licensee shall notify VEL in writing whether it intends to pay the Initial Royalty Amount in cash or in shares of Parent no later than five (5) business days prior to the Effective Time. If the Licensee fails to deliver such written notice in a timely manner, the Licensee shall be deemed to have elected to pay such amount in cash. If the Licensee has an annual mean of more than ten (10) million Wireless Customers in any calendar year (the Customer Royalty Threshold and the number of Wireless Customers in excess of the Customer Royalty Threshold, the Customer Royalty Base) during the Initial Term through December 31, 2020, it shall pay to VEL an additional royalty (the Additional Customer Royalty) equal to the product of (1) the Additional Customer Royalty Rate in effect as of the date of payment of such Additional Customer Royalty and (2) the Customer Royalty Base. The Licensee shall pay such Additional Customer Royalty to VEL by April 1 of the calendar year following any calendar year in which the Customer Royalty Threshold is exceeded. For each calendar year of the Initial Term through December 31, 2020, the Licensee shall deliver to VEL, no later than April 1 of the following calendar year, a statement sufficient to determine the annual mean number of the Wireless Customers receiving Wireless Services using the Names in the prior calendar year.

4.1.2	For the Second Initial Term (as defined in Clause 9.1.1), US$10,000,000, payable by April 1, 2022, provided that if the United States Department of Labor Consumer Price Index (set forth at http://www.bls.gov/cpi) (the CPI) increases by more than 2.5% in any calendar year (such amount in excess of 2.5%, an Excess Inflation Amount) during the Initial Term (other than calendar year 2009), such payment shall increase to the product obtained by multiplying (i) US$10,000,000 by (ii) the product of one (1) plus the Excess Inflation Amounts for each of the full calendar years preceding April 1, 2022 in which there is an Excess Inflation Amount. Such amount shall be paid by wire transfer of immediately available funds. If the Licensee has an annual mean of Wireless Customers in excess of the Customer Royalty Threshold in any calendar year during the Second Initial Term through December 31, 2025, it shall pay to VEL an Additional Customer Royalty in respect of the Customer Royalty Base for such calendar year. The Licensee shall pay such Additional Customer Royalty to VEL by April 1 of any calendar year following the calendar year in which the Customer Royalty Threshold is exceeded. For each calendar year of the Second Initial Term through December 31, 2025, the Licensee shall deliver to VEL, no later than April 1 of the following calendar year, a statement sufficient to determine the annual mean number of the Wireless Customers receiving Wireless Services using the Names in the prior calendar year.

4.1.3	For any Extended Period in a Renewal Term (as defined in Clause 9.1.2 and 9.1.3):

(a)	The amounts set forth on Schedule 6 annexed hereto, payable no later than April 1 of the first year in each Extended Period, and with no CPI adjustment; provided, however, that in no event shall the amount payable for any Extended Period exceed the Extended Period Royalty Cap in effect as of the date of payment of the Royalty for such Extended Period. Such amount shall be paid by wire transfer of immediately available funds. To facilitate such payment of Royalties, the Licensee shall supply to VEL a statement of the Licensee’s Gross Sales in the calendar year immediately preceding the first day of the then-current Extended Period no later than April 1 of the first year of the then-current Extended Period.

(b)	If either Party terminates the Renewal Term early pursuant to Clause 9.1.3, the Licensee shall pay to VEL an additional Royalty of 0.25% of the Gross Sales generated in the remaining two calendar years through the expiration of the then-current Extended Period (the Phase Out Period), each of which shall be a Percentage Royalty Year, provided that no such Royalty obligation shall accrue or be payable until the Licensee’s cumulative Gross Sales during such Extended Period exceed an amount equal to the quotient obtained by dividing (x) the Royalty paid in respect of such Extended Period pursuant to Clause 4.1.3(a) by (ii) 0.0025, and provided further that the Royalty obligation pursuant to this sentence in any Percentage Royalty Year shall apply only to the portion of Gross Sales generated in the applicable Extended Period exceeding such amount. The Licensee shall pay such additional Royalty, if any, to VEL no later than April 1 of the calendar year following each such Percentage Royalty Year. Notwithstanding the foregoing, at the Licensee’s request, the Parties shall negotiate in good faith for an alternate fixed Royalty for any Phase Out Period to simplify management of this Agreement.

4.1.4	For the purposes of Clauses 4.1.1 through 4.1.3, Clause 9.1.2, Clause 9.1.3 and Clause 9.3(b), the annual mean with respect to Wireless Customers for a calendar year shall be calculated by dividing (x) the sum of the number of the Licensee’s Wireless Customers as of the close of business on the last Business Day of each calendar month during such calendar year, by (y) 12.

4.2	The Licensee shall supply to VEL:

(a)	for each Percentage Royalty Year, a quarterly statement of the Licensee’s Gross Sales within forty-five (45) calendar days after the end of each quarter of the applicable Percentage Royalty Year; and

(b)	for each calendar year during the Term a statement certified by a financial officer of the Licensee showing Gross Sales for such calendar year within sixty (60) calendar days after the end of each such calendar year; and

(c)	any other information relating to the financial reporting position of the Licensee as may be reasonably requested (and is reasonably available based on Parent’s reporting structure) by VEL during the Term of this Agreement.

4.3	If the amount of Gross Sales of the Licensee set forth in the statement provided pursuant to Clause 4.2(b) exceeds the amount of Gross Sales used to calculate the additional Royalty paid to VEL by the Licensee in respect of a Phase Out Period pursuant to Clause 4.1.4(b) for such Percentage Royalty Year, the Licensee shall (i) recalculate the amount of such additional Royalty using the amount of Gross Sales set forth in such statement provided pursuant to Clause 4.2(b) and (ii) pay to VEL the amount by which the additional Royalty calculated pursuant to the immediately preceding clause (i) exceeds the amount of such additional Royalty previously paid by the Licensee to VEL in respect of such Percentage Royalty Year, such payment to be made by wire transfer of immediately available funds on the same day on which such statement is delivered (or, if such day is not a Business Day, on the next succeeding Business Day).

4.4	If the amount of Gross Sales of the Licensee set forth in the statement provided pursuant to Clause 4.2(b) is less than the amount of Gross Sales used to calculate the additional Royalty paid to VEL by the Licensee in respect of a Phase Out Period pursuant to Clause 4.1.4(b) for such Percentage Royalty Year, (i) the Licensee shall recalculate the amount of such additional Royalty using the amount of Gross Sales set forth in such statement provided pursuant to Clause 4.2(b) and (ii) VEL shall refund to the Licensee, by wire transfer of immediately available funds to the Licensee within thirty (30) days of the receipt of such statement by VEL, the amount by which the additional Royalty previously paid by the Licensee to VEL in respect of such Percentage Royalty Year exceeds the amount of the additional Royalty calculated pursuant to the immediately preceding clause (i).

4.5

4.5.1	Any obligation to make a payment under this Agreement has been expressed exclusive of any federal, state, local or other governmental value added, sales or similar tax. If such tax is chargeable under this Agreement, any payments due to VEL hereunder shall be increased to include an amount equal to such tax except to the extent that the actions taken by VEL not expressly contemplated by this Agreement create, cause or increase the tax chargeable.
4.5.2	Any obligation to make a payment under this Agreement has been expressed exclusive of any federal, state, local or other governmental withholding tax. The Parties acknowledge and agree that, based on current law, including the U.S.-U.K. tax treaty and assuming the provision by VEL of IRS Form W-8BEN certifying VEL’s entitlement to a 0% rate of U.S. withholding tax on royalty payments hereunder pursuant to such treaty (which the Licensee acknowledges it has received from VEL), royalty payments to VEL under this Agreement are not currently subject to any such tax. If, as a result of a change in applicable law, the Licensee reasonably believes that such payments are or will be subject to any tax, then (i) the Licensee shall notify VEL of such change in law, and (ii) the Parties shall cooperate in good faith and take commercially reasonable measures to avoid or minimize the imposition and/or effect of such tax.

4.5.3	If, as a result of a change in applicable law, and after cooperating in good faith as described in Clause 4.5.2, payment of any Royalties is subject to any applicable U.S. income withholding tax, (i) the Licensee will pay to the relevant taxing authority the full amount required to be deducted or withheld from the payment, (ii) any amount so deducted or withheld and paid to the relevant taxing authority shall be treated for all purposes of this Agreement as having been paid to VEL, and (iii) the Licensee shall provide evidence of the amount so deducted or withheld to VEL to the extent that such evidence is available. If VEL wishes to claim the benefit of a reduced withholding rate pursuant to a tax treaty, it will provide the Licensee with all documentation required by the Internal Revenue Service for such purpose.

4.6	In the event of any payment to be made by the Licensee or VEL under this Agreement not being received by the Licensee or VEL, as applicable, within fifteen (15) days of the required date of payment, the Licensee or VEL, as applicable, shall be entitled to charge interest on such payment at the rate of four percent (4%) per annum above the base rate of Lloyds TSB Bank PLC from the due date for payment to the date when payment is actually received (both before and after any court judgment).
CONDITIONS OF USE
5.1	The Licensee hereby undertakes that it shall use the Marks at all times only in accordance with the TM Guidelines in effect from time to time, a current copy of which is included as Exhibit A to this Agreement. The TM Guidelines will not be materially altered without the Licensee’s consent, such consent not to be unreasonably withheld, unless such alteration(s) is/are essential to the protection of the Marks. VEL and the Licensee undertake to cooperate to ensure that any changes to the TM Guidelines will have a minimal impact on the Licensee’s business operations. In the event of any inconsistency between the terms of this Agreement and the TM Guidelines, the provisions of this Agreement shall prevail. VEL agrees that the TM Guidelines provided to the Licensee shall be no more stringent than similar guidelines regarding the use of the Virgin Name, Virgin Signature and other marks, including the Marks, that VEL requires its other licensees to comply with. For the avoidance of doubt, the Licensee shall be permitted to develop and utilize its own brand usage guidelines specific to its business to the extent that such guidelines are supplemental to and not inconsistent with the TM Guidelines.

5.2	The Licensee hereby undertakes that it shall not register or apply to register any of the Marks or any V Mark or any confusingly similar marks as the whole or part of any domain name, electronic mail address, mark or otherwise without the prior written consent of VEL. The Additional Sites set forth on Schedule 4 are hereby approved in accordance with this Clause 5.2.

5.3	The Licensee acknowledges that the value and reputation of the Marks are such that they denote high quality status and agrees to ensure that the goods and services to which the Marks are applied are of a style, appearance and quality so as to maintain the reputation of the Marks.

5.4	The Licensee further undertakes to comply with the following conditions of use:

(a)	subject to the remaining provisions of this Clause 5.4, the Licensee shall submit designs for any printed materials using the Marks to VEL for approval as to the manner and context of the intended use of the Marks except in so far as (i) the materials comply with the TM Guidelines or (ii) have been previously approved. The Licensee shall not make use of any such design or advertising, marketing or promotional materials incorporating such designs for the purpose of the Licensed Activities unless VEL has given its prior written approval (exercising its discretion reasonably) to the use of such materials as required by this Clause 5.4(a);

(b)	if, in VEL’s reasonable opinion, any advertising or promotional material in which any of the Marks are used does not comply with this Agreement or the TM Guidelines, it may reject such materials and shall explain in writing in reasonable detail the basis for its decision. Provided that it has taken into consideration VEL’s comments and reasons for the rejection of any materials, the Licensee may revise and resubmit any materials rejected by VEL in accordance with this Clause 5.4;

(c)	where VEL has not sent (by courier, post, email or fax) to the Licensee at its then usual business or email address a written response in relation to the designs submitted by the Licensee within five (5) Business Days of receipt of such materials, VEL shall be deemed to have approved the designs for the purposes of this Clause 5.4;

(d)	the Licensee’s use of the Marks (including without limitation, the shape, color and design of all Products and advertising and promotional material on or in which the Marks appear) shall comply at all times with the TM Guidelines or be in such other form as may from time to time be reasonably approved in advance in writing by VEL;

(e)	if, in VEL’s reasonable opinion, any advertising or promotional material in which any of the Marks are used does not comply with this Agreement or the TM Guidelines and remains non-complaint for a period of seven (7) Business Days of receipt of reasonably detailed notice from VEL of the non-compliance, the Licensee must withdraw or use commercially reasonable efforts to procure the withdrawal of all such advertising and/or promotional materials;

(f)	where reasonably practicable and at the reasonable request of VEL, the Licensee shall display a statement in the following terms:

“VIRGIN and the Virgin Signature logo are registered trademarks of Virgin Enterprises Limited and are used under license.”;

(g)	the Marks may not be used in combination with any other marks (except as specified in this Agreement) without the prior written consent of VEL (at its absolute discretion);

(h)	the Marks shall not be used in any manner which could materially damage the reputation of the Marks;

(i)	the Licensee shall promptly provide VEL with details of all complaints made by Wireless Customers, distributors, retailers and/or members of the public relating to any Products sold under the Marks and/or the Licensed Activities conducted under the Marks which the Licensee, in the exercise of its reasonable discretion, reasonably believes are capable of having a material adverse effect upon the goodwill attending the Marks and/or the goodwill otherwise associated with the businesses of other Virgin licensees, together with reports on the resolution of such complaints and shall comply with any reasonable directions or recommendations given by VEL in respect thereof;

(j)	the Licensee shall obtain and comply with all necessary consents, licenses and authorisations and all other required formalities, and comply with all applicable Laws in force within the Territory, in connection with the exercise of the Licensee’s rights granted by this Agreement and is under an obligation to notify VEL if it becomes aware of any changes or possible changes in legislation, regulations, policy or procedures which reasonably may adversely affect the ability of the Licensee to carry on its business or use the Marks;

(k)	the Licensee shall use commercially reasonable efforts to comply with its contractual obligations with Third Parties, including but not limited to banking covenants; and

(l)	where the Licensee uses the name Virgin Mobile Broadband2Go in a stylised form, it shall do so substantially in the form of the logo set out in Schedule 5.

5.5	During the Term the Licensee shall not use without VEL’s prior consent (as described in Clause 3.7):

(a)	any marks which are confusingly similar to but not identical with the Marks or which otherwise incorporate the Virgin Name, or any V Mark, in relation to the Licensed Activities; or

(b)	the Marks, any marks which are confusingly similar to but not identical with the Marks or which otherwise incorporate the Virgin Name, or any V Mark, in relation to any activities other than the Licensed Activities.

5.6	In order to ensure that the Licensee is complying with the obligations under this Agreement the Licensee shall permit and facilitate review by VEL of the Licensee’s uses of the Marks, including, upon the reasonable written request of VEL:

(a)	providing reasonable quantities of samples of any materials, including Products and all advertising, marketing and promotional materials bearing the Marks used in connection with the Licensed Activities prior to or in the course of their installation, sale or distribution (such samples to be provided at VEL’s cost);

(b)	providing VEL as soon as practicable with particulars of proposed advertising campaigns bearing the Marks used in connection with the Licensed Activities;

(c)	providing VEL with details of any material claims, litigation, arbitration or administrative proceedings, investigations or enquiries which are in progress or threatened in writing against the Licensee concerning the provision of the Licensed Activities; and

(d)	not more than once per calendar year (unless reasonably justified under the circumstances) permitting VEL, (or its nominated representative) upon reasonable notice during business hours to enter the Licensee’s premises to assess whether the Licensee is complying with the obligations under the terms of this Agreement, provided that any confidential material viewed by VEL is subject to the terms of Clause 12 herein.

5.7	If at any time the Licensee fails to comply with the conditions of use or standards of quality and presentation set out in this Clause 5, VEL may direct the Licensee (in writing) to take such steps as may be necessary to ensure compliance which will, if such steps are taken to the reasonable satisfaction of VEL, remedy such breach without prejudice to the Licensee’s liability to VEL in respect of any damages or other claims which may have arisen as a result of such breach. If VEL and the Licensee do not agree with respect to any such issue, either Party may escalate the matter as provided in Clause 14.11.

5.8	The Licensee recognises that it is part of a group of companies and businesses licensed by VEL to use the Marks and agrees that it shall use its commercially reasonable efforts to participate in certain mutually beneficial group activities and initiatives including, but not limited to, charitable initiatives and activities (e.g,, Virgin Unite), corporate social responsibility (e.g., Virgin Aware), procurement initiatives, marketing forums, group wide and inter-company promotions and cross-selling activities as may be mutually agreed from time to time.

MARK PROTECTION
6.1	VEL undertakes:

(a)	to prosecute registration of and maintain in good standing the Marks (other than any Additional Names) in the Territory;

(b)	at the Licensee’s reasonable request, to file applications for, prosecute registration of and, upon grant, maintain in good standing any Additional Names in the Territory, subject to (i) VEL’s consent to the use of such Additional Name pursuant to Clause 3.7 and (ii) the availability of such Additional Names for registration in the name of VEL and the uses by the Licensee for which consent is given;

(c)	to take all necessary steps to defend its rights and those of the Licensee against infringement of the Marks by Third Parties in accordance with Clause 10.2, provided that the Licensee acknowledges that those of the Marks including the Virgin Name may be considered descriptive in some circumstances in the US Virgin Islands, and that VEL may not be able to prevent Third Parties using those Marks in the US Virgin Islands in those circumstances; and

(d)	to use commercially reasonable efforts in its prosecution or defense of any matter regarding infringement of the Marks in the Territory to avoid limiting or otherwise harming the Licensee’s rights hereunder, and to provide the Licensee with prior notice of any settlement which would adversely affect the Licensee’s rights hereunder, subject to the provisions of Clause 6.6.

6.2	The Licensee and VEL each undertake that they shall, at the other’s request and at the Licensee’s expense, execute or procure the execution (including by any of the other licensees) of any document which may be necessary to allow recordal of the rights granted to the Licensee by this Agreement and the corresponding cancellation of such recordal on the expiration or termination of this Agreement, for whatever reason.

6.3	The Licensee shall not:

(a)	seek any registration in any country in the world of any mark or analogous right which is identical with or confusingly similar to any of the Marks or a V Mark or a mark which otherwise incorporates the Virgin Name; or

(b)	challenge the validity or VEL’s ownership of the Marks or any registrations for them.

6.4	Subject to Clause 6.1, VEL shall take all steps reasonably necessary to ensure that the registrations of the Marks cover (and, if applicable, are extended to cover) the scope of the Licensed Activities in the Territory to the extent that registrations are available in the Territory and as the Licensee may reasonably request (and at the Licensee’s sole cost and expense) or as VEL reasonably considers is necessary to protect the value, reputation and/or goodwill associated with the Marks (and at VEL’s sole cost and expense).

6.5	The Licensee shall, at the request of VEL and at VEL’s cost, provide full assistance in connection with the protection and maintenance by VEL of its rights in and to the Marks in the Territory as VEL may from time to time in its reasonable discretion determine necessary.

6.6	The Licensee shall immediately stop using, or as VEL may direct, modify the use of, any Marks in relation to any part or parts of the Licensed Activities on receipt of written notice from VEL notifying the Licensee that:

(a)	in the case of a Mark other than a V Mark, such use has been finally and definitively determined by a court of competent jurisdiction to infringe upon the intellectual property rights of a Third Party in the Territory; and

(b)	in the case of a V Mark, such use infringes or is reasonably likely to infringe the intellectual property rights of a Third Party in the Territory, and VEL gives the Licensee full details of the alleged infringement, together with a written opinion from a competent legal counsel (approved by the Licensee, such approval not to be unreasonably withheld) to the effect that such use constitutes, or is reasonably likely to constitute, an infringement of the intellectual property rights of a Third Party;
provided in each case that:
(A)	VEL shall permit the Licensee to recommence use of the Marks if, and as soon as reasonably practicable after, VEL settles the matter with the Third Party with the effect that use by the Licensee is permitted or would no longer amount to an infringement of such Third Party’s rights; and

(B)	the Licensee’s obligation to pay Royalties in respect of its use of the Marks shall be suspended during the period that it is required by VEL under this Clause 6.6 to stop (or be materially impaired in) using a material part of the Names in connection with a material part of the Licensee’s business and the Licensee may sue VEL to recover any damages it may have suffered as a result of its ceasing to use the Names (where that use would otherwise be permitted by this Agreement) at VEL’s direction pursuant to this Clause 6.6.
DEALINGS AND SUB-LICENSING
7.1	The rights granted under this Agreement are personal to the Licensee and the Licensee shall not delegate, sub-license, assign, mortgage, charge or encumber with a security interest any of those rights to any person without the prior written consent of VEL (which may be withheld for any reason), except:

(a)	as permitted by Clause 7.2;

(b)	to an Affiliate;

(c)	to any successor of Parent by way of merger, consolidation or the acquisition of all or substantially all of the business and assets of Parent;

(d)	to any successor or acquirer of the Licensee in connection with any spin-off, divestiture or the acquisition of substantially all of the business and assets of the Licensee relating to this Agreement from Parent, whether by sale of stock, sale of assets, merger or otherwise, subject to Clause 9.3(a);

(e)	to any successor of the Licensee in connection with a reorganization relating to an initial public equity offering of the Licensee, provided that such reorganization shall take place within no more than ninety (90) days of such initial public equity offering of the Licensee;

(f)	granting a sub-license to retailers in the ordinary course of business solely for use in connection with an agreement regarding distribution of the Licensee’s products and services; or

(g)	granting a sub-license to any entity that has entered into an agreement to construct, manage, or maintain a wireless network in a defined geographical territory and is authorized to sell telecommunication services in that territory under Parent brand name(s) or any successor brand name(s) solely for use in connection with such agreement.
In the event of any permitted assignment by the Licensee in accordance with Clause 7.1, the Licensee shall procure the execution by the transferee of a novation agreement with VEL so as to give effect to the transfer and to bind the transferee to all provisions of this Agreement.
7.2	The Licensee may sub-license its rights under this Agreement to the extent necessary to allow the Licensee to sub-contract to a manufacturer, retailer, printer, promoter or other person requiring a license in connection with the conduct of the Licensee’s business, any part of the operations required to facilitate the conduct of the Licensed Activities or the provision of Products provided that:

(a)	on VEL’s written request, the Licensee gives written notice to VEL of any sub-license it has entered into;

(b)	the sub-license shall be in writing on terms and conditions no less onerous than those imposed on the Licensee by this Agreement;

(c)	the sub-licensee shall not have the right to sub-license its rights under the sub-license to any Third Party except (i) as otherwise provided in this Agreement; or (ii) with the prior written consent of VEL, which shall not be unreasonably withheld;

(d)	the permission to grant sub-licenses (and all sub-licenses granted) under this Clause 7.2 shall terminate automatically on termination or expiration of this Agreement;

(e)	the Licensee shall be liable for all acts and omissions of its sub-licensees, which shall be deemed to be the acts and omissions of the Licensee for the purposes of this Agreement;

(f)	the Licensee shall at all times and at its own cost enforce compliance by the sub-licensee with the terms of the sub-license; and

(g)	the Licensee shall not sub-contract the whole of its business operations to a Third Party.

7.3	In the event of an assignment of this Agreement by the Licensee, the transferee shall be obligated to gross up and hold harmless VEL for any withholding tax imposed by any tax jurisdiction on amounts payable hereunder to the extent that such tax would not have been imposed absent the assignment.
VEL’S WARRANTIES
8.1	VEL represents and warrants that:

(a)	it is the beneficial owner of the Marks currently or hereafter registered or claimed as marks by VEL;

(b)	it has the right to grant all of the rights it purports to grant under this Agreement;

(c)	it is not aware of any additional rights whose grant under this Agreement would be necessary to enable the Licensee to carry on the Licensed Activities under the Names in accordance with this Agreement or the Prior Agreement;

(d)	subject to Clauses 3.4.1 and 3.4.2 and except as expressly permitted in this Agreement, it will not itself exercise and it has not appointed, authorised or allowed and it will not appoint, authorise or allow any other person to use any of the Marks, Names or marks confusingly similar thereto, in each case, on or in relation to the Wireless Licensed Activities in the Territory;
provided that, in each case, the warranties and representations in this Clause 8.1 do not apply to any V Marks, save for Clause 8.1(d).
TERMINATION AND EFFECTS OF TERMINATION
9.1	The term of this Agreement (Term) begins on the Effective Date and lasts, unless earlier terminated and subject to the next sentence, until no later than December 31, 2046. The Term shall comprise the initial term from the Effective Date until December 31, 2021 (the Initial Term), and if effectuated, the Second Initial Term and the Renewal Term, provided that if the Effective Date is on or after February 1, 2010, then VEL agrees to negotiate in good faith an amendment to this Agreement so that the Initial Term shall be no shorter than twelve (12) years and the Second Initial Term and each Extended Period, if applicable, shall be no shorter than five (5) years.

9.1.1	This Agreement will automatically renew for a term of five (5) years beginning January 1, 2022 and ending December 31, 2026 (the Second Initial Term), unless the Licensee, in its discretion, provides written notice to VEL of its intent not to effectuate such renewal at any time on or prior to December 31, 2019. If the Licensee provides such notice of non-renewal, then the Licensee shall (i) begin Phase Out Use as of January 1, 2020 and (ii) cease all use of the Names by the end of the period for such Phase Out Use.

9.1.2	At the end of the Second Initial Term, this Agreement will automatically renew for a twenty (20) year term from January 1, 2027 until no later than December 31, 2046 (the Renewal Term), unless (i) the Licensee, in its discretion, provides written notice to VEL of its intent not to effectuate the Renewal Term at any time on or prior to December 31, 2024 or (ii) if the Licensee does not have an annual mean of at least two (2) million Wireless Customers and Gross Sales of at least US$800,000,000 for calendar year 2024, VEL, in its discretion, provides written notice to the Licensee no later than April 1, 2025 of its intent not to effectuate the Renewal Term. If either Party elects not to effectuate the Renewal Term, then the Licensee shall (i) begin Phase Out Use as of January 1, 2025 and (ii) cease all use of the Names by the end of the period for such Phase Out Use.

9.1.3	If effectuated pursuant to Clause 9.1.2, the Renewal Term shall consist of five (5) year periods as follows: (i) from January 1, 2027 until December 31, 2031; (ii) from January 1, 2032 until December 31, 2036; (iii) from January 1, 2037 until December 31, 2041; and (iv) from January 1, 2042 until December 31, 2046 (each, an Extended Period). The Renewal Term may be terminated, effective at the end of the then-current Extended Period, (1) by the Licensee, in its discretion, by providing written notice to VEL of such intent on or before December 31 of the third year of the then-current Extended Period or (2) if the Licensee does not have an annual mean of at least two (2) million Wireless Customers and Gross Sales of at least US$800,000,000 for the second year of the then-current Extended Period, by VEL, in its discretion, by providing written notice to the Licensee of such intent any time on or before December 31 during the third year of such Extended Period. If either Party terminates the Renewal Term in accordance with this Clause 9.1.3, then the Licensee shall (i) begin Phase Out Use as of January 1 of the penultimate year of the then-current Extended Period and (ii) cease all use of the Names by the end of the period for such Phase Out Use.

9.2

(a)	If any of the following occur (each a Default and the Party triggering such Default a Breaching Party):
(i)	VEL or the Licensee fails to make payment of money due under this Agreement which failure continues for more than thirty (30) days after written notice from the other Party requiring the payment to be made;

(ii)	VEL or the Licensee ceases to do business as a going concern;

(iii)	VEL or the Licensee is unable to or admits its inability to pay its debts as they become due; or

(iv)	VEL or the Licensee institutes a voluntary proceeding, or becomes the subject of an involuntary proceeding which involuntary proceeding is not dismissed within thirty (30) days, under any bankruptcy act, insolvency Law or any Law for the relief of debtors, has a receiver appointed for the Party which appointment is not dismissed, vacated or stayed within thirty (30) days, or executes a general assignment for the benefit of creditors;
then the non-Breaching Party shall have the right to terminate the Agreement effective immediately upon written notice to the Breaching Party; or
(b)	If VEL or the Licensee commits a material breach of any of the provisions of this Agreement which breach continues for a period of more than sixty (60) consecutive days after receipt of written notice from the non-breaching Party specifying the breach (the Cure Period) or which breach is incapable of being cured, then the non-Breaching Party shall have the right to terminate this Agreement upon written notice to the Breaching Party, provided that nothing in this Clause 9.2(b) shall preclude either Party from initiating the dispute resolution procedures set forth in 14.11 at any time during such Cure Period.

9.3

(a)	After any transaction set forth in Clause 7.1(d), (i) the Licensee will provide VEL a written notice as soon as reasonably practicable; and (ii) VEL may, during the period beginning with receipt of notice from the Licensee and ending ninety (90) days following the completion of any such transaction, provide written notice to the Licensee of VEL’s intent to terminate this Agreement and such termination shall become effective twenty-four (24) months from the date of receipt by the Licensee of such notice. After receipt of such notice by the Licensee, the Licensee shall (i) begin Phase Out Use as of the date of receipt of such notice and (ii) cease all use of the Names by the end of the twenty-four (24) months following the beginning of such Phase Out Use.

(b)	If at, any time during the Term, the Licensee (i) fails to comply with the terms of Clause 3.5.2 and (ii) ceases to maintain an annual mean Customer base of two (2) million Wireless Customers, the Licensee may provide VEL written notice of VEL’s intent to terminate this Agreement and such termination shall become effective twenty-four (24) months from the date of receipt by the Licensee of such notice. After receipt of such notice by the Licensee, the Licensee shall (i) begin Phase Out Use as of the date of receipt of such notice and (ii) cease all use of the Names by the end of the twenty-four (24) months following the beginning of such Phase Out Use.

9.4	Upon expiration or termination of this Agreement, the Licensee shall, and procure that all sub-licensees shall (i) within three (3) months of termination under Clause 9.2 and (ii) immediately, for any other expiration or termination:
(a)	cease to use any of the Marks other than use in connection with accurate historical descriptions of the business and as may be required by any applicable Law;

(b)	remove from any establishment or place all representations of the Marks including without limitation all signs or display material bearing the Marks;

(c)	deliver (at its expense) to VEL (or to any person, firm or company nominated by VEL) such products and other materials that it owns or that are in its possession or control which reproduce or display the Marks or, at the election of the Licensee, remove the use of the Marks on such products or materials and provide VEL with satisfactory evidence of their removal, or at the election of the Licensee, destroy such products and other materials and provide VEL with satisfactory evidence of their destruction; provided that the Licensee shall not be obligated to remove the Marks from, confiscate or recall any Wireless Devices or other Products under the control or in the inventory of any Wireless Customer or other Third Party, including Virgin Entertainment Group;

(d)	change its name to a name that does not incorporate the Marks or any mark confusingly similar thereto and cease to use the Marks as a business or trading name;

(e)	at its discretion, continue to offer Wireless Services to existing Wireless Customers under another brand; and

(f)	at the request of VEL, execute any documents provided to the Licensee by VEL necessary to confirm that the goodwill that has accrued during the Term in the Names or Marks is vested in VEL.
9.5	The Licensee shall be responsible to VEL for any direct damage caused by the unauthorised use of such products and/or materials in the Licensee’s ownership, possession or control which are not delivered up or destroyed or altered pursuant to Clause 9.4(c).

9.6	Termination of this Agreement shall be without prejudice to the rights of either Party which may have accrued up to the date of such termination.

9.7	Except as otherwise provided in this Agreement, neither Party may terminate this Agreement except by notice in writing to the other and with the written consent of the other in its sole discretion.
INFRINGEMENTS AND INJUNCTIVE RELIEF
10.1	The Licensee shall promptly notify VEL of:

(a)	any unauthorised use or infringement or suspected or threatened infringement of the Marks or of any passing off or of any other act or thing which might reasonably vitiate or prejudice the rights of VEL in and to the Marks, in each ease, in the Territory; and

(b)	any claims or allegations that the use of the Marks by the Licensee or its sub-licensees infringes the rights of any Third Party that come to its notice at any time giving reasonable particulars thereof,

10.2	Subject to Clauses 6.1(d) and 10.4, VEL shall have the exclusive right in its absolute discretion and at its expense to take whatever action it believes necessary and proper in connection with any of the matters described in Clause 10.1 above.

10.3	The Licensee agrees to provide to VEL at the expense of VEL all reasonable assistance which VEL may require in connection with any action it may decide to take in relation to any unauthorised use, infringement, suspected or threatened infringement, passing off or other unlawful interference with the rights of VEL (including, without limitation, bringing or joining in proceedings or lending its name to any proceedings brought by VEL). The provisions of Section 30(2) of the Trademarks Act 1994 (as amended, re-enacted or replaced from time to time) or similar or equivalent legislation in any country of the world, if any, are expressly excluded by the Parties for the purposes of this Agreement.

10.4	If, having been requested in writing by the Licensee to do so, VEL fails to take action in respect of any event described in Clause 10.1 for a period exceeding twenty eight (28) days or sooner, if agreed by the Parties, the Licensee shall be entitled to do so at its own expense and in its own name and that of VEL and VEL agrees to provide the Licensee all reasonable assistance which the Licensee may require in connection with the action it takes provided always that:

(a)	the Licensee notifies VEL in writing of its intention to do so;

(b)	the Licensee shall only be permitted to take such action if failure to do so would have a material adverse effect on the Licensee’s ability to exercise its rights with respect to the Licensed Activities;

(c)	the Licensee shall not be permitted to take such action if it would have a material adverse effect on VEL or any other licensee of the Marks acting within the terms of its license, in which case, the Parties shall cooperate on a good faith basis to attempt to find an alternate course of action;

(d)	subject to Clause 10.4(g), the Licensee will indemnify and keep indemnified VEL from and against all Third Party costs and expenses (including, without limit, disbursements, legal costs on an attorney-client basis, fees and expenses and value added tax), actions, proceedings, claims, demands and damages incurred by VEL and arising directly from such action;

(e)	the Licensee keeps VEL up-to-date with details of the status of such action or proceedings;

(f)	the Licensee shall consult VEL prior to finalising any negotiated settlement of any such action or proceedings (although the terms of any such settlement shall be at the Licensee’s sole discretion);

(g)	if the Licensee succeeds in securing substantially all the relief it seeks in the action or proceedings it takes in accordance with this Clause 10.4, then it shall provide VEL with evidence reasonably acceptable to VEL (certified if required by VEL by a qualified auditor approved by VEL) of the legal costs and expenses incurred in taking that action and VEL shall reimburse the Licensee its reasonable legal costs and expenses so incurred;

(h)	where such action is taken by the Licensee against a Virgin Entity, VEL reserves the right to intervene between the parties and require the dispute and any proceedings related thereto to be suspended for a maximum of twenty (20) Business Days, unless otherwise agreed to by VEL and the Licensee, whilst negotiations to resolve the issues take place. In the event that any resolution pursuant to this Clause 10.4 requires amendments to be made to any agreement between VEL and the Licensee or VEL and any other Virgin Entity, VEL will use its reasonable endeavors to effect the necessary amendments as soon as reasonably practicable.

10.5	The proportion of the costs and damages recovered in respect of any action (or of a settlement of any action) pursuant to Clauses 10.2 or 10.4 shall first, reimburse the Party who brought the action in respect of all costs and expenses payable to Third Parties (excluding, for the avoidance of doubt, the cost of lost management time) incurred as a result of bringing the action and the remainder shall go first to the Licensee, to the extent of injury suffered by it from the subject matter of the action; provided that the Licensee provides VEL, upon the reasonable request of VEL, with evidence reasonably acceptable to VEL of the loss or damage caused by the subject matter of the actions (certified if required by VEL by a reasonably qualified auditor) with any and all excess recovery going to VEL; provided further that nothing in this Clause 10.5 shall derogate from the acknowledgement in Clause 2.
INDEMNITY
11.1	The Licensee shall indemnify and hold harmless VEL and its officers, directors, agents, employees and representatives from and against all costs and expenses (including, without limitation, legal costs on an attorney-client basis, fees and expenses and value added tax), actions, proceedings, claims, demands and damages arising directly or indirectly from a third party claim relating to:

(a)	the Licensee’s use of a Mark in breach of this Agreement; or

(b)	the Licensee’s use of the Marks on or in relation to Products in connection with any product liability claims or proceedings.
save to the extent that the same are caused by a breach of this Agreement by VEL.
11.2	VEL shall indemnify and hold harmless the Licensee and its officers, directors, agents, employees and representatives from and against all costs and expenses (including, without limitation, legal costs on an attorney-client basis, fees and expenses and value added tax), actions, proceedings, claims, demands and damages arising directly or indirectly from a third party claim relating to:

(a)	the Licensee’s use of a Mark or a Name in accordance with this Agreement; or

(b)	invalidity of or defects in VEL’s title to the Marks, other than any V Marks or any additional elements used by the Licensee in combination with the Virgin Name or the Virgin Signature in accordance with Clause 3.7(c), save to the extent that the same are caused by a breach of this Agreement by the Licensee.

CONFIDENTIALITY
12.1	Each of the Parties shall keep secret and confidential any information of a confidential nature which it may obtain relating to the business affairs and/or trade secrets of the other provided that this obligation shall not apply in respect of (a) any information which comes into the public domain other than as a result of breach by the recipient of the information of the provisions of this Clause 12.1, (b) which was otherwise known by the receiving Party prior to receipt of such information from the disclosing Party, or (c) which is required to be disclosed by Law, any governmental or regulatory authority or by order of a court of competent jurisdiction. This Clause 12.1 shall continue in force following expiry or termination of this Agreement.
NOTICES
13.1	Any notice or other communication required or authorised to be given under this Agreement shall be in writing and either be delivered by hand or sent by first class post, courier or facsimile transmission (provided that in the case of facsimile transmission, the notice is confirmed by being delivered by hand or sent by first class post within forty-eight (48) hours) as follows:

Address for notices to VEL:	Virgin Enterprises Limited
The School House
50 Brook Green
London W6 7RR
England
Attention: Intellectual Property Department
Fax: +44 (0) 20 3126 3610

Address for notices to the Licensee:	Virgin Mobile USA, L.P.
10 Independence Blvd.
Warren, NJ 07059
Attn: General Counsel
Fax: 908-607-4078

With a copy to (which shall not constitute notice) to:	Sprint Nextel Corporation 6200 Sprint Parkway
Overland Park, Kansas 66251
Attention: General Counsel
Fax: 913-523-9802

Sprint Nextel Corporation
6450 Sprint Parkway
Overland Park, Kansas 66251
Attention: Vice President, Intellectual Property Fax: 913-315-0762

13.2	The Parties may change the address, facsimile number or the name of the person for whose attention notices are to be addressed by serving a notice on the other Party in accordance with the provisions of this Clause 13.2.

13.3	All notices given in accordance with Clause 13.1 above shall be deemed to have been served as follows:

(a)	if delivered by hand or courier, at the time of delivery;

(b)	if posted, at the expiration of three (3) Business Days after the envelope containing the same was delivered into the custody of the postal authorities; or

(c)	if communicated by facsimile, at the time of transmission, provided that where, in the case of delivery by hand or transmission by facsimile, such delivery or transmission occurs after 6 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9 a.m. on the next following Business Day. References to time in this Clause 13.3 are to local time in the country of the addressee.

13.4	In proving such service it shall be sufficient to prove that the envelope containing such notice was properly addressed and delivered either to the address shown or into the custody of the postal authorities as a pre-paid first class letter, or that the facsimile transmission was made after obtaining in person or by telephone appropriate evidence of the capacity of the addressee to receive the same, as the case may be.
GENERAL
Waiver
14.1	No delay, failure or indulgence by either Party to perform any provision of this Agreement shall operate or be construed as a waiver of that Party’s powers or rights under this Agreement or prejudice that Party’s rights to subsequent action. Any waiver by either Party of its rights under this Agreement shall not operate as a waiver in respect of any subsequent breach. No single or partial exercise of any power or right by either Party shall preclude any other or further exercise thereof or the exercise of any such other power or right under this Agreement.
Modifications
14.2	No amendment or modification to this Agreement will be effective or binding unless it is in writing, signed by both the Parties and specifically states that it is an amendment to this Agreement.
Invalidity
14.3	If at any time any one or more of the provisions (or part of one or more of the provisions) of this Agreement becomes invalid, illegal or unenforceable in any respect, under any Law,

the validity, legality and enforceability of the remaining provisions (or part or parts) shall not in any way be affected or impaired.

14.4	Entire Agreement; Effectiveness

14.4.1	Subject to Clause 14.4.2, this Agreement sets out the entire agreement and understanding between VEL and the Licensee in respect of the use of the Marks by the Licensee and supersedes all previous representations, understandings, licenses or agreements, whether oral or written, in relation to such use. It is agreed that:

(a)	no Party has entered into this Agreement in reliance upon any representation, warranty or undertaking of any other Party which is not expressly set out or referred to in this Agreement;

(b)	subject only to (c) below, no Party shall have a claim or remedy in respect of misrepresentation (whether negligent or otherwise) or untrue statement made by any other Party; and

(c)	this Clause 14.4.1 shall not exclude any liability for fraudulent misrepresentation.

14.4.2	This Agreement shall become effective, and the rights and obligations of the Parties under this Agreement shall commence, immediately upon (but only subject to the occurrence of) the Effective Time (as defined in the Merger Agreement). If the Merger Agreement terminates for any reason prior to the Effective Time, this Agreement shall be deemed null and void ab initio and of no force and effect, and the Prior Agreement and Amendment Letter shall continue in full force and effect as if this Agreement never existed.
Independent Contractors
14.5	Nothing in this Agreement shall create, or be deemed to create, a partnership, a joint venture, an agency, a fiduciary duty or employment between the Parties. The only relationship created by this Agreement is that of independent contractors, and, except as expressly provided herein, neither Party by virtue of this Agreement has authority to transact any business in the name of the other Party or on its behalf or incur any liability for or on behalf of the other Party.
Governing Law
14.6	This Agreement shall be governed by and construed in accordance with English law. Each of the Parties irrevocably submits to the non-exclusive jurisdiction of the Courts of the state of Delaware and the courts of the United States of America for the District of Delaware, and appellate courts of any such courts.

Counterparts
14.7	This Agreement may be executed in counterparts, each of which shall be considered an original, with the same effect as if the Parties or their representatives signed the same instrument.
Further Assurances
14.8	VEL and the Licensee shall, at the Licensee’s expense, execute and deliver all such documents and take or procure the execution of all such documents (in a form reasonably satisfactory to both Parties) as may from time to time be required to give full effect to this Agreement.
Costs
14.9	Each Party shall bear its own costs in connection with the negotiation, preparation and implementation of this Agreement.
Insurance
14.10	The Licensee shall ensure that it maintains, at all times during the Term, current policies of insurance sufficient to indemnify against any product liability claims of up to US$25,000,000 (twenty-five million United States dollars) arising from use of the Products and naming VEL as an additional insured. Such coverage amount may be met by a combination of underlying and umbrella policies so long as in combination the limits equal or exceeds such amount.
Dispute Resolution
14.11	In the event there is a dispute between the Parties regarding the interpretation of any provision of this Agreement or either Party’s performance under any provision of this Agreement (a Dispute), the Parties shall attempt to resolve such Dispute in accordance with this Clause 14.11. This Clause 14.11 shall be without prejudice to any other rights of either Party under this Agreement.

(a)	Upon written request of either Party (the Resolution Request), the Dispute shall be submitted for resolution to a dispute resolution team which shall be comprised of two representatives from each Party (the Integrated Action Team). The Integrated Action Team shall meet as often as necessary to gather and furnish to each Party all information with respect to the matter in issue, which is appropriate and germane for its resolution;

(b)	The Integrated Action Team shall discuss the Dispute and negotiate in good faith in an effort to resolve the Dispute without the necessity of further action relating thereto. During the course of such negotiation, all reasonable requests made by one Party to the other for non-privileged information reasonably related to this Agreement and the Dispute will be honored in order that such Party may be fully advised of the other’s position. The specific format for such discussions will be left to the discretion of the

Integrated Action Team, but may include the preparation of agreed upon statements of fact or written statements of position furnished by each Party to the other;

(c)	If the Dispute is not fully resolved by the Integrated Action Team within fifteen (15) Business Days after the delivery of the Resolution Request, then either of the Parties may request that the Dispute be escalated to the respective President, CEO or Chairman of the Parties (as applicable) (the Designated Officers, and each such request an Escalation Request), after which, within fifteen (15) Business Days of the delivery of the Escalation Request, each of the Parties shall prepare and send to the Designated Officers of the Parties, respectively, a memorandum stating its understanding of the matter subject to the Dispute, its position in relation to such matter, its reasons for taking such position and any proposals for resolving the Dispute;

(d)	The Designated Officers shall as soon as reasonably practicable (within at least fifteen (15) Business Days after the Dispute has been referred to such Designated Officers or as such Designated Officers shall otherwise agree) meet (in person or by telephone) to discuss the Dispute and use their reasonable best efforts to resolve it;

(e)	If such Designated Officers fail to timely resolve such Dispute in accordance with Clause 14.11(d), either Party may resort to court action (as set forth in Clause 14.6) to resolve such Dispute; and

(f)	Notwithstanding anything in this Agreement to the contrary, either Party may resort to court action (as set forth in Clause 14.6) for urgent or injunctive relief at any time if the dispute resolution process set forth in this Clause 14.11 would permit or cause irreparable damage to such Party due to delay arising out of the dispute resolution process.
[Signature pages follow]

IN WITNESS WHEREOF this Agreement has been signed by the authorised representatives of the Parties on the day and year first written above.

SIGNED for and on behalf of	)
VIRGIN ENTERPRISES LIMITED	)
by Josh Bayliss	)	/s/ Josh Bayliss
)

in the presence of:

/s/ Sophie Bayliss

Sophie Bayliss

)
SIGNED for and on behalf of	)
VIRGIN MOBILE USA, L.P.	)
by Daniel H. Schulman	)	/s/ Daniel H. Schulman

in the presence of:

/s/ Laura A. O’Leary

Laura A. O’Leary
Signature Page to Amended & Restated Trademark License Agreement

SCHEDULE 1
Trademarks

Application/
Registration
Trademark	Number	Country	Class	Status
VIRGIN	76/107,265 2,689,098	USA	9, 38	Registered

Virgin Signature	76/107,264 2,689,097	USA	9, 38	Registered

VIRGIN XTRAS	76/301,267 2,870,028	USA	9, 38	Registered

VIRGINXTRAS

VIRGIN MOBILE	76/301,009 2,770,775	USA	9, 35, 38	Registered

VIRGIN MOBILE & Design	76/301,011 2,770,776	USA	9, 35, 38	Registered

VIRGIN XL	78/543,655 3,100,295	USA	9, 38	Registered

VIRGINXL

VIRGIN MOBILE SUGAR MAMA

SUGAR MAMA	78/848,824 3,314,488	USA	38	Registered

VIRGIN ALERTS

VIRGIN MOBILE STASH

2

	Application/
	Registration
Trademark	Number	Country	Class	Status
VIRGIN BROADBAND2GO

VIRGIN 2VIRGIN

VIRGIN MOBILE LIFE

STUDIO V

VIRGIN	3,538,901	USA	Class 41	Registered

VIRGIN	2,625,455	USA	Class 35, Class 38	Registered

VIRGIN XTRAS	54810	Puerto Rico	Class 9	Registered

VIRGIN	54815	Puerto Rico	Class 9	Registered

VIRGIN EXTRAS	54813	Puerto Rico	Class 38	Registered

VIRGIN	54814	Puerto Rico	Class 38	Registered

VIRGIN EXTRAS	54812	Puerto Rico	Class 9	Registered

VIRGIN SIGNATURE	54817	Puerto Rico	Class 38	Registered

VIRGIN SIGNATURE	54816	Puerto Rico	Class 9	Registered

VIRGIN MOBILE	54832	Puerto Rico	Class 38	Registered

SCHEDULE 2
The Signature

SCHEDULE 3
Accessories
The following accessories, in each case for use with Wireless Devices:
Chargers, including home and travel chargers
Batteries (both slim and extended)
Cigarette lighter chargers for motor vehicles
Cases (leather and plastic), including pouches
Headsets (for telephone services and music)
Clip-on belt pieces, including holsters
Hands-free car kits
Faceplates
Data Cables
Plug-in radios
Backpack straps and other wearable system devices
Memory Cards
Antennas
Phone straps
Car holders
Keypad or button accessories

SCHEDULE 4
Additional Sites

clubvmu.com	vm-alerts.com
clubvmu.mobi	vm-news.com
promotionsvirginmobileusa.com	vmgrps.com
vam.mobi	vmobile-corp.com
vgrps.com	vmobile-corp.net
virginextras.mobi	vmobl.com
virginextras.us	vmobl.net
virgin-extras.us	vmobl.org
virginmobile.us	vmobl.us
virgin-mobile.us	vmoblg.com
virginmobilestash.com	vmoblg.net
virginmobilestash.mobi	vmoblg.org
virginmobileusa.biz	vmphotoblog.com
virginmobileusa.com	vmpix.com
virginmobi1eusa.info	vmu.m7networks.com
virginmobileusa.mobi	vmu-mail.com
virginmobileusa.net	vmusa.biz
virginmobileusa.org	vmusa.info
virginmobileusa.us	vrgnmbl.biz
virginmobileusarecycle.com	vrgnmbl.com
virginmobileusastash.com	vrgnmbl.info
virginmobileusastash.mobi	vrgnmbl.us
virginmobilex1.com	webmail.virginmobileusa.com
virginmobilexl.net	wuat.virginmobileusa.com
virginmobilexl.org	uat.virginmobileusa.com
virginmobilex1.us	ringbacktones.virginmobileusa.com
virginwirelessusa.com	extra.virginmobileusa.com
virginxl.mobi	notifmail.virginmobileusa.com
virginxl.us	econnect.virginmobileusa.com
virginxtras.mobi	smetrics.virginmobileusa.com
virginxtras.us	secure.alpha.virginmobileusa.com
virgin-xtras.us	ssoalpha.virginmobileusa.com
virginmobilebenefits.com

SCHEDULE 5
Virgin Mobile Broadband2Go Logo

SCHEDULE 6
Payments During Renewal Period

Gross Sales in calendar year immediately
preceding the current Extended Period (in US$	Pre-Paid Royalty for current Extended
millions)	Period (in US$ millions)
Up to 1000	9.3
1000 to 1250	12
1250 — 1500	14.6
1500 — 1750	17.3
1750 — 2000	20
2000 — 2250	22.6
2250 — 2500	25.3
2500 — 2750	28
2750 — 3000	30.6
3000 — 3250	33.3
3250 — 3500	36
3500 — 3750	38.6
3750 — 4000	41.3
4000 — 4250	44
Gross Sales exceeding 4250	Increases by US$2.65 million for every additional US$250 million in Gross Sales in Column 1

EXHIBIT A
TM, SELLING, OUTSOURCING AND OFFSHORE GUIDELINES
Please see attached

30 April 2009 Daniel H. Solomon Legal & Business Affairs Virgin Mobile USA, L.P 10 Independence Boulevard. Warren NJ 07059 United States of America	Virgin Enterprises Limited The School House, 50 Brook Green, London, W6 7RR T: +44 (0)20 7313 2000 F: +44 (0)20 3126 3610
Dear Daniel
Offshore Call Centres
Further to your email of 12 February 2009 to Neil Hobbs and the subsequent information provided by your colleague Dennis Weilke we are pleased to confirm that we are prepared to allow you to trial the on-site withdrawal of a Virgin Mobile USA (“VMU”) dedicated employee at any VMU outsourced offshore call centre employing greater than 350 staff for a period of 6 months commencing from 1 May 2009. In summary,
•	effective immediately, VMU will transition from having an on-site VMU employee for offshore call centres of 350 or more full-time employees (“FTE”) to a remote management support model;
•	in the remote management support model, the remote VMU employee will manage the vendor’s performance from the US. However, it is understood that the VMU employee will travel periodically to the off-shore call centre;
•	travel will typically be once per quarter for a 2 — 3 week duration. However, such travel will also be on an ‘as needed’ basis to drive performance at the discretion of VMU; and
•	during this time, previously established Key Performance Indicators (“KPI’s”) will be used to measure success of the trial period which is set at six (6) months in duration.
It is acknowledged that VMU is planning on reviewing and consolidating it’s offshore operations, which may result in the use of less or different suppliers, and that, in turn, there may be some short term impact to the customer experience during transitionary periods. Best efforts should be made by VMU to normalize these KPI’s and to understand the impact of new agents joining the teams as a basis for measurement. However, it remains VMU’s sole responsibility to manage any such changes and minimize any negative impact on the customer experience.
The trial is agreed subject to the following conditions:
•	VMU and Virgin Management’s Head of Group Customer Service will meet once per month with the first review commencing early June 2009 to review previously agreed-upon KPI’s, including:
o	Average Customer Satisfaction (“CSAT”);

Virgin.com	Registered in England & Wales No. 1073929

o	Top 2 Box % as measured by the percent of survey responders selecting a 4 or 5 on a 5 point scale;

o	Bottom Box % as measured by the percent of survey respondents selecting a 1 on a 5 point scale;

o	Average Quality Score (“AQS”) as monitored and reported by our vendor partners;

o	Average Handle Time (“AHT”); and

o	Average Speed of Answer (“ASA”)
KPI’s will be measured both at an aggregate level (i.e. all call centres combinec) as well as by call centre location.
At the end of the six month trial period, both VMU and Virgin Management’s Head of Group Customer Service will meet to evaluate the success of the trial and to decide what, if any, changes are appropriate to the current requirements for offshore call centre support.
This does not constitute an agreement to amend the amended trade mark licence entered into between Virgin Enterprises Limited (“VEL”) and Virgin Mobile USA LLC dated 16 October 2007 (the “Trade Mark Licence”). Moreover, this is for a trial period only and VEL retain complete discretion as to whether to extend the trial, make the changes permanent or vary the changes going forwards. For the avoidance of doubt, in the event that the parties cannot reach agreement on a suitable way forward by the end of the six month trial period VMU will be obliged to return a full-time employee to each offshore call centre with 350 or more FTE’s. All other terms of the Trade Mark Licence shall continue in force.
Yours sincerely
Catherine Salway
Virgin Enterprises Limited